May 31, 2006


via U.S. Mail
Alan Hart
President and Chief Financial Officer
Summit Exploration, Inc.
Suite 700, One Executive Place
1816 Crowchild Trail, N.W.
Calgary, Alberta
Canada T2M 3Y7

Re:	Summit Exploration, Inc.
		Amendment No. 1 to Registration Statement on
      Form SB-2
      Filed May 11, 2006
	File No. 333-133079


Dear Mr. Hart:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Use of Proceeds, page 7
1. We note the revisions made to the disclosure in response to prior comment 14 of our letter dated May 5, 2006. Advise us as to whether any proceeds will be used to pay for geological and seismic interpretation services rendered by Mr. Hart in his capacity as a consultant or any affiliate of his.
Directors, Officers, Promoters, and Control Persons, page 10
2. Although you indicate Mr. Hart served as Managing Director of Golden Downs Consulting through June 2002, you do not indicate when he resumed the post yet, as indicated in your disclosure, he is currently serving as Managing Director. Please revise or advise.

Closing Comments
	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.





							Sincerely,


							H. Roger Schwall
							Assistant Director

      cc: 	Conrad Lysiak, Esq.
      (509) 747-1770 (via facsimile)


Mr. Hart
Summit Exploration, Inc.
May 31, 2006
page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE